SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Catalyst Paper Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

14889B102
(CUSIP Number)
Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON PN/IA

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 8 (“Amendment No. 8”) amends the statement on Schedule 13D filed with the SEC on May 13, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on May 23, 2016 (“Amendment No. 1”), by Amendment No. 2 to the Original Schedule 13D, filed with the SEC on June 29, 2016 (“Amendment No. 2”), by Amendment No. 3 to the Original Schedule 13D, filed with the SEC on July 20, 2016 (“Amendment No. 3”), by Amendment No. 4 to the Original Schedule 13D, filed with the SEC on August 16, 2016 (“Amendment No. 4”), by Amendment No.5 to the Original Schedule 13D, filed with the SEC on October 25, 2016 (“Amendment No. 5”), by Amendment No.6 to the Original Schedule 13D, filed with the SEC on October 31, 2016 (“Amendment No. 6”) and by Amendment No.7 to the Original Schedule 13D, filed with the SEC on November 18, 2016 (“Amendment No. 7” and together with this Amendment No. 8, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and the Original Schedule 13D, the “Schedule 13D”) with respect to the common shares, no par value per share (the “Shares”), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 4, 6, and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 14, 2016, the Parties (with the exception of certain funds or entities managed by Stonehill Capital Management LLC) and the Issuer entered into an amendment (the "Second Amendment"), dated as of December 14, 2016, to the Alternative Recapitalization Support Agreement (as previously amended by the First Amendment to the Alternative Recapitalization Support Agreement, dated November 18, 2016, the "Alternative Recapitalization Support Agreement"), dated as of October 30, 2016, by and among the Parties (with the exception of certain funds or entities managed by Stonehill Capital Management LLC) and Issuer, which Second Amendment amends certain terms set forth in the Alternative Recapitalization Support Agreement with respect to the proposed recapitalization of the Issuer, including amendments which provide for (i) the inclusion as a component of the Plan (as defined in the Alternative Recapitalization Support Agreement) of terms of a going-private transaction (the "Privatization"), pursuant to which each Existing Minority Common Share (as defined in the Alternative Recapitalization Support Agreement) shall be repurchased by the Issuer in exchange for C$0.50 per Existing Minority Common Share and cancelled, conditioned upon, among other things, obtaining the Privatization Approval and the Privatization Orders (each as defined in the Alternative Recapitalization Support Agreement) and (ii) the extension of the deadlines for the attainment of certain material conditions to the transactions contemplated by the Alternative Recapitalization Support Agreement (including the following conditions: (A) the meeting of the holders of common shares of the Issuer, the holders of the Notes (as defined in the Alternative Recapitalization Support Agreement) issued by the Issuer and any other creditors entitled to vote on the plan of arrangement filed by the Issuer under the CBCA (as defined in the Alternative Recapitalization Support Agreement) for purposes of implementing the transactions contemplated in the Alternative Recapitalization Support Agreement, (B) the approval of the Final Order (as defined in the Alternative Recapitalization Support Agreement) and (C) the entry of the U.S. Recognition Order (as defined in the Alternative Recapitalization Support Agreement)).

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 6 of 7 Pages

In connection with the proposed recapitalization of the Issuer contemplated by the Alternative Recapitalization Support Agreement, on December 9, 2016, the Supreme Court of British Columbia issued an interim order (the "Interim Order") which, among other things, (i) provides for meetings of the holders of common shares of the Issuer (the "Shareholders") and the holders (the "Noteholders") of the Notes to be held on January 17, 2017 (the "Meetings") to vote on the Plan and the Privatization, and (ii) sets the record date for the determination of the Shareholders and the Noteholders entitled to vote at the Meetings as the close of business on December 9, 2016.

If consummated, the transactions contemplated by the Alternative Recapitalization Support Agreement, as amended, would have one or more of the effects specified in clauses (a) through (j) of Item 4. The transactions contemplated by the Alternative Recapitalization Support Agreement are subject to a number of material conditions (including, without limitation, obtaining the requisite support of the Shareholders and Noteholders at the Meetings) and there can be no assurance that the execution of the Second Amendment and/or the issuance of the Interim Order will result in the consummation of one or more transactions on the terms set forth in the Alternative Recapitalization Support Agreement, as amended, or at all. The Second Amendment is attached hereto as Exhibit 10. The description of the Second Amendment contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Second Amendment, which are incorporated herein by reference.

In addition, on December 14, 2016, the Parties elected to terminate, with immediate effect, that certain Support Agreement, dated as of June 28, 2016, by and among Kejriwal Group International, an Indian corporation ("KGI"), and the other parties party thereto (as amended, supplemented, amended and restated and otherwise modified from time to time), which Support Agreement memorialized the support of the parties thereto of the proposed acquisition of the Issuer by KGI.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
10	Second Amendment to Alternative Recapitalization Support Agreement, dated as of December 14, 2016.

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2016

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim

Exhibit 10

SECOND AMENDMENT TO ALTERNATIVE RECAPITALIZATION SUPPORT AGREEMENT

This Second Amendment (this “Amendment”) to the Alternative Recapitalization Support Agreement, dated October 30, 2016, by and among Catalyst Paper Corporation (“CPC”) and each of the other signatories thereto (each, a “Supporting Party” and collectively, the “Supporting Parties”) (as amended by a First Amendment entered into as of November 18, 2016 (the “First Amendment”) and as it may be further amended, modified, or supplemented, from time to time, the “Support Agreement”), is entered into as of December 14, 2016 (the “Effective Date”) by and among: (i) CPC; and (ii) the Supporting Parties. This Amendment collectively refers to CPC and the Supporting Parties as the “Parties” and each individually as a “Party.” Unless otherwise noted, capitalized terms used but not defined herein are used as defined in the Support Agreement.

RECITALS

WHEREAS, the Parties desire to amend the Support Agreement to modify certain provisions thereof; and

WHEREAS, Section 15.12 of the Support Agreement permits the modification, amendment or supplementation as to any matter by an instrument in writing signed by CPC and each of the Supporting Parties that have executed the Support Agreement on the Agreement Date;

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agrees as follows:

AGREEMENT

1.	Amendment Effective Date. This Amendment shall become effective, and the obligations contained herein shall become binding upon the Parties, upon the Effective Date. Following the Effective Date, whenever the Support Agreement is referred to in any agreements, documents, and instruments, such reference shall be deemed to be to the Support Agreement as amended by this Amendment.
2.	Amendments to the Support Agreement. The Support Agreement is hereby amended as follows:
(a)	Section 2.1 of the Support Agreement is hereby amended by deleting the penultimate paragraph thereof and replacing it with “The Alternative Recapitalization Transaction shall include as a step a Take-Private, and

CPC and the Supporting Parties shall cooperate to effect a Take-Private. The Supporting Parties hereby agree that they shall vote in favour of the Take-Private and against any matter that could reasonably be expected to delay, challenge, frustrate or hinder the Take-Private, subject to and in accordance with the covenants set forth in Section 5.1(b).”

(b)	Section 7.1(g) of the Support Agreement is hereby amended by deleting the date January 13, 2017 contained therein and replacing it with “January 17, 2017.”
(c)	Section 7.1(h) of the Support Agreement is hereby amended by deleting the date January 16, 2017 contained therein and replacing it with “January 18, 2017.”
(d)	Section 7.1(i) of the Support Agreement is hereby amended by deleting the date January 20, 2017 contained therein and replacing it with “January 24, 2017.”
(e)	Schedule “B” of the Support Agreement is hereby amended by deleting the definition of “Take-Private” contained therein and replacing it with ‘“Take-Private” shall mean the transactions described in Schedule “E”’.
(f)	Schedule “C” of the Support Agreement is hereby amended by deleting 1(n) contained therein and replacing it with “(n) Going-private transaction: The Alternative Recapitalization Transaction shall include as a step a Take-Private, and CPC and the Supporting Parties shall cooperate to effect a Take-Private.”
(g)	The Support Agreement is hereby amended to add a new Schedule “E” in the form of Schedule “E” attached hereto.
3.	Ratification. Except as specifically provided for in this Amendment or the First Amendment, no changes, amendments, or other modifications have been made on or prior to the date hereof or are being made to the terms of the Support Agreement or the rights and obligations of the parties thereunder, all of which such terms are hereby ratified and confirmed and remain in full force and effect.
4.	Miscellaneous.
(a)	This Amendment shall not, except as expressly provided herein, alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Support Agreement. Nothing herein shall be deemed to entitle CPC to a waiver, amendment, modification, or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Support Agreement in similar or different circumstances, or any right to consent to any of the foregoing except as expressly set forth in the Support Agreement.
(b)	This Amendment shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia, without regard to principles of conflicts of law. Each Party submits to the jurisdiction of the courts located in Vancouver, British Columbia in any action or proceeding arising out of or relating to this Amendment.
(c)	Each Party hereby reaffirms its obligations under, and the term set forth in, the Support Agreement effective as of the Effective Date and as amended hereby.

(d)	This Amendment expresses the entire understanding of the parties hereto with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.
(e)	Any determination that any provision of this Amendment or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Amendment.
(f)	This Amendment may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Amendment is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.

[Signatures follow.]

This Amendment has been agreed and accepted as of the date first set forth above.

CATALYST PAPER CORPORATION

By:	/s/ Joe Nemeth
Name: Joe Nemeth
Title: President & Chief Executive Officer

Name of Supporting Party:

Cyrus Opportunities Master Fund II, Ltd.

Cyrus Select Opportunities Fund, L.P.

Crescent 1, L.P.

CYR Fund, L.P.

Cyrus Opportunities Fund II, L.P.

CRS Master Fund, L.P.

Cyrus Select Opportunities Master Fund Ltd.

	By:	Cyrus Capital Partners, L.P.
	Its:	Investment Manager
	By:	/s/ Jennifer M. Pulick
Name: Jennifer M. Pulick
Title: Authorized Signatory

Name of Supporting Party:	Oaktree Opportunities Fund IX, L.P. Oaktree Opportunities Fund IX (Parallel), L.P. Oaktree Opportunities Fund IX (Parallel 2), L.P.

	By:	Oaktree Opportunities Fund IX GP, L.P.
	Its:	General Partner

	By:	Oaktree Opportunities Fund IX GP Ltd.
	Its:	General Partner

	By:	Oaktree Capital Management, L.P.
	Its:	Director

	By:	/s/ Emily Stephens
Name: Emily Stephens
Title: Managing Director

	By:	/s/ Brook Hinchman
Name: Brook Hinchman
Title: Senior Vice President

Oaktree Value Opportunities Fund, L.P.

	By:	Oaktree Value Opportunities Fund GP, L.P.
	Its:	General Partner

	By:	Oaktree Value Opportunities Fund GP Ltd.
	Its:	General Partner

	By:	Oaktree Capital Management, L.P.
	Its:	Director

	By:	/s/ Emily Stephens
Name: Emily Stephens
Title: Managing Director

	By:	/s/ Brook Hinchman
Name: Brook Hinchman
Title: Senior Vice President

Name of Supporting Party:	MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P. BLACKWELL PARTNERS LLC – SERIES A BOSTON PATRIOT BATTERYMARCH ST LLC MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

	By:	/s/ Trevor Wiessman
Name: Trevor Wiessman, Esq.
Title: Corporate Secretary